UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )
                                  Schawk, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                Class A Common Stock, par value $0.008 per share
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                   806373 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             Robert Cleveland, Esq.
                         Hamilton Lane Advisors, L.L.C.
                                  GSB Building
                               One Belmont Square
                              Bala Cynwyd, PA 19004
                            Telephone: (610) 934-2222

                                 With a copy to:

                            Mark J. Tannenbaum, Esq.
                                Ropes & Gray LLP
                              45 Rockefeller Plaza
                            New York, New York 10111
                            Telephone: (212) 841-5700

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 806373 10 6                                         13D
     1.   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Hudson River Co-Investment Fund, L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
          (See Instructions)                                     (b)  [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
      NUMBER OF            304,402
                           -----------------------------------------------------
        SHARES
     BENEFICIALLY     8.   SHARED VOTING POWER
       OWNED BY            0
                           -----------------------------------------------------
        EACH
      REPORTING       9.   SOLE DISPOSITIVE POWER
     PERSON WITH           304,402
                           -----------------------------------------------------

                      10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              304,402
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
              CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%
--------------------------------------------------------------------------------
     14.      TYPE OF REPORTING PERSON (See Instructions)
              PN
--------------------------------------------------------------------------------

CUSIP NO. 806373 10 6                                         13D

     1.   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Hamilton Lane New York Co-Investment LLC
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
          (See Instructions)                                     (b)  [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
      NUMBER OF            304,402*
                           -----------------------------------------------------
        SHARES
     BENEFICIALLY     8.   SHARED VOTING POWER
       OWNED BY            0
                           -----------------------------------------------------
        EACH
      REPORTING       9.   SOLE DISPOSITIVE POWER
     PERSON WITH           304,402*
                           -----------------------------------------------------

                      10.  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              304,402*
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
              CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%
--------------------------------------------------------------------------------
     14.      TYPE OF REPORTING PERSON (See Instructions)
              PN
--------------------------------------------------------------------------------

*Represents shares of Class A Common Stock beneficially owned by Hudson River Co-Investment Fund, L.P.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement"), relates is the Class A Common Stock, par value $0.008 per share (the "Common Stock"), of Schawk, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1695 River Road, Des Plaines, Illinois 60018.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c), and (f). This statement is filed by Hudson River Co-Investment Fund, L.P., a Delaware limited partnership (the "Fund") and Hamilton Lane New York Co-investment LLC, a Delaware limited liability company (the "General Partner"; and together with the Fund, the "Reporting Persons"). The General Partner is the general partner of the Fund. Hamilton Lane Advisors, L.L.C, a Pennsylvania limited liability company (the "Advisor"), is the sole member and the manager of the General Partner. The principal business of the Fund is to operate as a private investment fund. The principal business of the General Partner to serve as the general partner of the Fund. The principal business of the Advisor is to provide investment advice. Messrs. Leslie A. Brun, Mario L. Giannini, Hartley R. Rogers, O. Griffith Sexton and Martin S. Nelson (collectively, together with the Reporting Persons and the Advisor, the "Named Persons"), are the members of the Board of Directors of the Advisor. The address of the principal office of each of the Reporting Persons and the Advisor is c/o Hamilton Lane Advisors, L.L.C. GSB Building, One Belmont Avenue, Bala Cynwyd, PA 19004. The name, business address and present principal occupation or employment with the Advisor of each member of the Board of Directors of the Advisor is set forth on Schedule A hereto. All of the Named Persons who are natural persons are citizens of the United States.

     By virtue of the Stock Purchase Agreement dated as of December 17, 2004 (the "Stock Purchase Agreement", a copy of which is attached as Exhibit A hereto) among the Company, as purchaser, and Seven Worldwide, Inc., KAGT Holdings, Inc. ("Holdings"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., KOCO Investors IV, L.P., Silver Point Capital Fund, L.P., Silver Point Capital Offshore Fund, Limited, the Fund and VO III, LLC, as sellers (such sellers, collectively, the "Stockholders"), and by virtue of the Governance Rights Agreement, a copy of which is attached as Exhibit B hereto and is more fully described in Items 4 and 6 below, the Reporting Persons may be deemed to be a group with the other Stockholders. While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Securities Exchange Act of 1934. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

     (d) - (e). During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other Named Person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Purchase Agreement, on January 31, 2005, the Company purchased from the Stockholders (including the Fund) 100% of the issued and outstanding capital stock of Holdings for an aggregate purchase price of approximately $191 million. The Company paid approximately $122.4 million of the aggregate purchase price in cash and issued and delivered to the Stockholders (including the Fund) a total of 4,000,000 shares of Common Stock, which, on the date of the Stock Purchase Agreement, had an aggregate value of approximately $68.6 million. Of the Common Stock portion of the consideration received by the Stockholders, the Fund received a total of 304,402 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (j) As described in Item 3 above, the Fund acquired a total 304,402 newly issued shares of Common Stock as partial consideration for the sale of its issued and outstanding capital stock of Holdings pursuant to the terms of the Stock Purchase Agreement. In addition, pursuant to the Governance Rights Agreement dated January 31, 2005 (the "Governance Rights Agreement", a copy of which is attached as Exhibit B hereto), the Stockholders have the right to designate one director to the board of directors of the Company for as long as they own more than 10% of the Company's outstanding Common Stock. In connection therewith, the Stockholders have nominated and appointed Christopher Lacovara as a director on the board of directors of the Company effective as of January 31, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The number of shares of Common Stock of the Company beneficially owned by the Reporting Persons is 304,402, representing 1.2% of the Common Stock outstanding, and by the Stockholders (including the Reporting Persons) is 4,000,000, representing 15.5% of the Common Stock outstanding. Such information is based on a total of 25,822,879 shares of Common Stock outstanding. The Reporting Persons have sole power to vote and dispose of the shares reported as beneficially owned by them.

     To the knowledge of the Reporting Persons, none of the Named Persons beneficially owns any other shares of Common Stock of the Company.

     (c) Except as set forth in Item 4, to the knowledge of the Reporting Persons, none of the Named Persons has effected any transactions in the Common Stock during the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Stock Purchase Agreement provides for the issuance of shares of Common Stock to the Stockholders and that each stock certificate evidencing such shares of Common Stock will bear a restrictive legend.

     The Governance Rights Agreement provides that the Stockholders have the right to designate one director to the board of directors of the Company for as long as they own more than 10% of the Company's outstanding Common Stock. In addition, the agreement provides that the Stockholders have the right to receive interim financial and other information for so long as they own more than 5% of the Company's outstanding Common Stock.

     Pursuant to the Registration Rights Agreement dated January 31, 2005 (the "Registration Rights Agreement", a copy of which is attached as Exhibit C hereto), the Stockholders have been granted three demand registrations and piggyback rights. For six months following the closing date, both the Stockholders and the Principal Stockholders of the Company (as defined in the Registration Rights Agreement) are restricted in the disposal of their shares of the Company's Common Stock. The Company has the right to limit the registration of shares by both the Stockholders and the Principal Stockholders of the Company in certain circumstances including prior to or during any underwritten offering made pursuant to a registration statement of the Company.

     Any descriptions of the Stock Purchase Agreement, the Governance Rights Agreement and the Registration Rights Agreement are qualified in their entirety by reference thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A - Stock Purchase Agreement dated December 17, 2004. (Incorporated by reference to the Company's Report on Form 8K filed on December 20, 2004)

Exhibit B - Governance Rights Agreement, dated January 31, 2005. (Incorporated by reference to the Company's Report on Form 8K filed on February 2, 2005)

Exhibit C - Registration Rights Agreement, dated January 31, 2005. (Incorporated by reference to the Company's Report on Form 8K filed on February 2, 2005)

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005

                   HUDSON RIVER CO-INVESTMENT FUND, L.P.
                   By: Hudson River New York Co-Investment LLC., General Partner

                   By: Hamilton Lane Advisors, L.L.C.

                       By:/s/ Mario L. Giannini
                            Name:  Mario L. Giannini
                            Title: Chief Executive Officer


                   HAMILTON LANE NEW YORK CO-INVESTMENT LLC.

                   By: Hamilton Lane Advisors, L.L.C., sole Member

                       By:/s/ Mario L. Giannini
                            Name:  Mario L. Giannini
                            Title: Chief Executive Officer

                                                                      SCHEDULE A

                                  DIRECTORS OF
                         HAMILTON LANE ADVISORS, L.L.C.

The names of the members of the Board of Directors of Hamilton Lane Advisors, L.L.C. and their present principal occupations or employment with Hamilton Lane Advisors, L.L.C. are set forth below. Unless otherwise indicated, the business address of each individual is c/o Hamilton Lane Advisors, L.L.C., GSB Building, One Belmont Avenue, Bala Cynwyd, PA 19004, and his business telephone number is
(610) 934-2222.

              Name Present Principal Occupation or Employment with Hamilton Lane Advisors, L.L.C.

           Hartley R. Rogers          Chairman


           Leslie A. Brun             Chairman Emeritus, Founder


           Mario L. Giannini          Chief Executive Officer


           Martin S. Nelson           Director


           O. Griffith Sexton         Director


     None of the individuals listed in this Schedule A has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor were any of the individuals listed on this Schedule A party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.